December 1, 2021

Via Electronic Delivery

Marie-Louise Fjaellskog, MD, PhD

_____

_____

Re: Separation from Employment; Waiver of Non-Competition Provision

Dear Marie-Louise:

As we have discussed, your employment with Sensei Biotherapeutics, Inc. (the "Company") will be concluding on December 5, 2021. With respect to the conclusion of your employment with the Company, please note the following important information.

- Your formal separation date from the Company will be December 5, 2021 (the "Separation Date"). Such separation will be treated as a resignation (other than for Good Reason) pursuant to Section 6.4 of your employment agreement with the Company (the "Employment Agreement").

- You will be provided with your final wages through the Separation Date.

- Your medical benefits with the Company will conclude on the last day of the month. You may be eligible for benefits with a new employer or may elect to continue your medical benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 as amended ("COBRA"). Under separate cover, we will provide you with COBRA information for your review and consideration.

- Enclosed please find the separation agreement that we have discussed. Please feel free to consult with an independent advisor of your own choice regarding the terms of the separation agreement, and to contact us with any questions you may have about it. If you decide to execute the separation agreement, please return one fully executed original to me within twenty one (21) days. After that time, the offer will lapse. If you sign within the 21-day period and do not rescind your acceptance during a seven (7) day rescission period thereafter, then the separation agreement will become effective on the 8th day following your signing of the separation agreement.

- Enclosed please find a pamphlet providing information on applying for unemployment compensation. Please note that the Massachusetts Department of Unemployment Assistance (DUA), and not you or the Company, makes determination regarding unemployment benefits eligibility.

- You are required to promptly return to the Company all of its property presently in your possession, which may include software, hardware, equipment, cell phones, documents, electronic data or files (and any copies thereof).

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- *Waiver of Non-Competition Provision:* Pursuant to Section 6 of your Employee Confidential Information and Invention Assignment Agreement (the "Covenants Agreement"), by this letter the Company is providing you with written notice of its election to waive the Non-Compete Provision described in Section 6 of your Covenants Agreement. Pursuant to this waiver, the Non-Compete Provision in the Covenants Agreement will not apply to you, and you will be not be eligible for or entitled to any Mutually Agreed Upon Consideration or Garden Leave Payments, as those terms are defined and described in Section 6 of the Covenants Agreement. In addition, by this letter, the Company is providing you with written notice that it also is electing to waive the non-compete provision set forth in Section A (Notice of Stock Option Grant), of the Stock Option Agreement, to the extent that such non-compete provision is enforceable. Pursuant to this waiver, the non-compete provision set forth in the Stock Option Agreement will not apply to you.

- Subject to the waiver described above, we remind you that the remaining obligations set forth in your Covenants Agreement (for instance, protection of confidential information (Section 1), assignment of inventions (Section 2), non-solicitation of employees, consultants, contractors, customers or potential customers (Section 5), etc.) remain in effect despite the termination of your employment, and we trust that you will honor them.

Please contact me if you have any questions regarding this process. We wish you well in your future endeavors.

Sincerely,

Sensei Biotherapeutics, Inc.

DocuSigned by:

John Celebi

5C0A54A1D927455...

John Celebi
Chief Executive Officer

Enclosure
cc: Elisabeth Colunio, VP Human Resources

<u>Separation Agreement</u>

This Separation Agreement (the "Agreement"), dated December 1, 2021, by and between Marie-Louise Fjaellskog, MD, PhD (the "Employee") and Sensei Biotherapeutics, Inc. (the "Company") (each a "Party" and together the "Parties") confirms the Parties' agreement and understanding regarding the terms of the Employee's separation of employment from the Company.

As more fully set forth below, the Company desires to provide the Employee with severance pay and benefits in exchange for certain agreements by the Employee. The Employee may take up to **twenty one (21) days** to review and sign this Agreement. This Agreement shall become effective on the **eighth (8ᵗʰ) day** following the Employee's acceptance of it (the "Effective Date"), as provided below.

Now, therefore, in consideration of the mutual promises, terms, provisions, and conditions contained herein, the Parties agree as follows:

1. **Separation.** The Employee's employment with the Company shall end effective December 5, 2021 (the "Separation Date"). From and after the Separation Date, the Employee shall have no authority and shall not represent Employee as an employee or agent of the Company. Irrespective of whether the Employee signs this Agreement, the Company shall provide the Employee with (a) the Employee's accrued but unpaid salary through the Separation Date, (b) any unreimbursed business expenses incurred by the Employee payable in accordance with the Company's standard expense reimbursement policies, and (c) benefits owed to the Employee under any qualified retirement plan or health and welfare benefit plan in which the Employee was a participant in accordance with applicable law and the provisions of such plan.

2. **Severance Benefit.** In exchange for the mutual covenants set forth in this Agreement, beginning as soon as practicable after the Effective Date, the Company agrees to provide the Employee with the following payments and benefits (together, the "Severance Benefit"):

    (a) The Company shall pay the Employee an amount equal to the Employee's then current base salary for four (4) months, less all applicable withholdings and deductions, paid in a single lump sum within three (3) business days of the Effective Date; and

    (b) Provided the Employee or the Employee's covered dependents, as the case may be, timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), or state continuation coverage (as applicable), under the Company's group health plans following such termination, the Company shall pay the portion of COBRA, or state continuation coverage, premiums which is equal to the cost of the coverage that the Company was paying as of the Separation Date, to continue the Employee's (and the Employee's covered dependents, as applicable) health insurance coverage in effect on the termination date until the earliest of: (i) six (6) months following the Separation Date; (ii) the date when the Employee becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (iii) the date the Employee ceases to be eligible for COBRA or state law continuation coverage for any reason, including plan termination. Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA, or state continuation coverage, premiums on the Employee's behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying such premiums pursuant to this Section, the Company shall pay the Employee on the last day of each remaining month of the above-described six-month period, a fully taxable cash payment equal to the COBRA or state continuation coverage premium for such month, subject to applicable tax withholding, for the remainder of such period. Nothing in this Agreement shall deprive the Employee of the Employee's rights under COBRA or ERISA for benefits under plans and policies arising under the Employee's employment by the Company.

The Severance Benefit is not otherwise due to the Employee under any Company employment agreement, policy or practice, shall not constitute a severance plan, and shall confer no benefit on anyone other than the parties hereto. Except for the specific financial consideration set forth herein, the Employee is not entitled to any other compensation including, without limitation, wages, bonuses, incentive compensation, vacation pay, holiday pay, equity, or any other form of compensation or benefit.

3.   **Equity.** To the extent applicable, the terms and conditions of the PPI Holdings, Inc. 2018 Stock Incentive Plan (the "2018 Equity Plan") and the Sensei Biotherapeutics, Inc. 2021 Equity Incentive Plan (the "2021 Equity Plan") (collectively, the "Equity Plans") and any stock option agreements executed by the Employee pursuant thereto (collectively the "Stock Option Agreements") are expressly incorporated by reference herein and shall survive the signing of this Agreement. Any unvested stock options under the Equity Plans or Stock Option Agreements shall immediately lapse and be forfeited without consideration as of the Separation Date. Following the Separation Date, the Employee shall not have any right to acquire or vest in any form of equity under the Equity Plans or Stock Option Agreements, and there shall be no acceleration of vesting of any unvested stock options or other equity incentives under the Equity Plans or Stock Option Agreements. Notwithstanding the foregoing, and subject to approval of the Board of Directors and the terms and conditions of the 2018 Equity Plan, the Company shall extend the thirty (30) day post-service exercise period of any vested options under the 2018 Equity Plan to a period of ninety (90) days following the Separation Date.[1] Please note that the amendment of the exercise period under the 2018 Equity Incentive Plan may impact the treatment of options deemed to be incentive stock options taxable in accordance with Section 422 of the Internal Revenue Code of 1986, as amended (i.e., such options may be converted into non-qualified stock options, taxable upon exercise). You acknowledge and agree that the Company does not guarantee or make any representations regarding the tax consequences of this provision or the tax treatment of any stock options.

4.   **COBRA.** Irrespective of whether the Employee signs this Agreement, the Employee shall be eligible to continue the Employee's healthcare benefits pursuant to COBRA, and subject to applicable COBRA requirements and conditions.

5.   **Unemployment.** The Company shall not contest any claim for unemployment benefits by the Employee with the Massachusetts Division of Unemployment Assistance. The Company, of course, shall not be required to falsify any information.

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[1]   The three (3) month post-service exercise period under the 2021 Equity Plan shall remain unchanged.

6. **Cooperation.** Following the Separation Date, the Employee shall cooperate fully with the Company in connection with any matter relating to the Employee's employment, including, but not limited to: (a) being available upon reasonable notice to meet with the Company regarding matters in which the Employee has been involved, including any contract matters or audits; (b) in the defense or prosecution of claims now in existence or which may be brought or threatened in the future against or on behalf of the Company, including claims or actions against its affiliates and its and their officers and employees, with such cooperation including (as applicable) preparing for, attending and participating in any legal proceeding, including affidavits, depositions, consultation, discovery or trial; and (c) assisting with audits, inspections, proceedings or other inquiries.

7. **Non-Competition.** The Employee agrees that for a period of twelve (12) months following the Separation Date, the Employee shall not perform work on any programs targeting VISTA. The Employee acknowledges and agrees that it may be impossible to assess the damages caused by the Employee's violation of Section 7. The Employee agrees that any threatened or actual violation of Section 7 shall constitute immediate and irreparable injury to the Company, and the Company shall have the right to enforce the terms of Section 7 by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach or threatened breach of Section 7, including, but not limited to, the right to terminate the provision of Severance Benefits and to recover any Severance Benefits already provided to the Employee hereunder. The Employee agrees that if the Company is successful in whole or in part in any legal or equitable action against the Employee under Section 7, then the Company shall be entitled to payment of all costs, including reasonable attorney's fees, from the Employee.

8. **Covenants.** The Employee acknowledges and agrees to the following:

(a) Return of Property; Non-Disclosure. The Employee has returned to the Company and has not retained any the Company files, documents or property, or any copies thereof in any form or media, including any cell phones, computer, keys and key cards. Without limiting the foregoing, the Employee shall not disclose any Company trade secrets or confidential and proprietary information, and shall abide by all common law and statutory obligations relating to protection and non-disclosure of the Company's trade secrets and confidential and proprietary information.

(b) Employee Confidential Information and Invention Assignment Agreement. As stated in the cover letter to this Agreement, the Company has provided the Employee with written notice of its election to *waive* the provisions of Section 6 (Non-Compete Provision) of the Employee's Employee Confidential Information and Invention Assignment Agreement (the "Covenants Agreement") and the non-compete provisions set forth in Section A of the Stock Option Agreement. Subject to this waiver, the remaining obligations set forth in the Covenants Agreement (e.g., protection of confidential information (Section 1), assignment of inventions (Section 2), non-solicitation of employees, consultants, contractors, customers or potential customers (Section 5), etc.) and the remaining provisions set forth in Section A of the Stock Option Agreement remain in effect despite the termination of the Employee's employment, and the Employee agrees to abide by such obligations.

(c) Confidentiality. All information relating to the terms of this Agreement shall be held confidential by the Employee and shall not be publicized or disclosed to any third party, provided that: (i) disclosure may be made to an immediate family member, legal counsel or financial advisor who agrees to be bound by these confidentiality obligations; and (ii) nothing in this section shall restrict the Employee from making any disclosures mandated by state or federal law, from providing information to a state or federal governmental agency or body if requested by the governmental agency or body to do so, or from participating in an investigation with such governmental agency or body if requested to do so.

(d)   <u>Non-Disparagement</u>. The Employee shall not make any statements that are professionally or personally disparaging about the Company or its officers, directors or managers, in any verbal or written form, or in any media or communication platform, including any statements that disparage any product, service, finances, capability or any other aspect of the Company; <u>provided</u> that nothing in this section shall restrict the Employee from making any disclosures mandated by state or federal law, from providing information to a state or federal governmental agency or body if requested to do so, or from participating in an investigation with such governmental agency or body if requested to do so.

(e)   <u>Material Breach</u>. The Employee acknowledges and agrees that the provisions of this Section 8 are material provisions of this Agreement and represent important consideration for the Company's agreement to enter into this Agreement and to provide the Employee with the Severance Benefit. Accordingly, the Employee further acknowledges and agrees that a breach of any of the provisions of this Section 8 shall constitute a material breach of this Agreement and, in addition to any other legal or equitable remedy available to the Company, shall entitle the Company to terminate the provision of Severance Benefits and to recover any Severance Benefits already provided to the Employee hereunder.

9.   <u>**Release of Claims.**</u>

(a)   <u>Employee Release</u>. The Employee expressly agrees and acknowledges that by signing this Agreement, and for other good and valuable consideration provided for in this Agreement, the Employee is waiving and releasing the Employee's right to assert any form of legal claim against the Company[2] whatsoever for any alleged action, inaction or circumstance existing or arising from the beginning of time through the date that the Employee signs this Agreement. The Employee's waiver and release herein is intended to bar any form of legal claim, charge, complaint or any other form of action (jointly referred to as "Claims") against the Company seeking any form of relief, including equitable relief, recovery of damages, or recovery of any other form of monetary recovery (including back pay, front pay, compensatory damages, emotional distress damages, punitive damages, attorney's fees and any other costs) for any alleged action, inaction or circumstance existing through the date that the Employee signs this Agreement. Without limiting the foregoing, the Employee waives and releases the Company from any waivable claim arising from or related to the Employee's employment relationship with the Company up through the date that the Employee signs this Agreement, including: (i) Claims under any Massachusetts or any other state or federal statute, regulation or executive order (as amended) related to fair employment practices, discrimination, harassment, leaves of absence, wages, hours, or any other terms and conditions of employment, including the Age Discrimination in Employment Act, the Older Workers Benefit

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[2]   For the purposes of this section, the parties agree that the term the "Company" shall include Sensei Biotherapeutics, Inc. and its divisions, affiliates, parents and subsidiaries, and its and their respective officers, directors, shareholders, owners, employees, attorneys, agents and assigns.

Protection Act, the Civil Rights Acts of 1866 and 1871, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Equal Pay Act, the Americans With Disabilities Act, the Genetic Information Non-Discrimination Act, the Lilly Ledbetter Fair Pay Act, the National Labor Relations Act, the Family and Medical Leave Act, the Families First Coronavirus Response Act, the Coronavirus Aid, Relief, and Economic Security Act, the Employee Retirement Income Security Act of 1974, COBRA, the Worker Adjustment and Retraining Notification Act, the Uniformed Services Employment and Reemployment Rights Act, the Massachusetts Fair Employment Practices Statute, the Massachusetts Equal Rights Act, Massachusetts Civil Rights Act, the Massachusetts Wage Act, the Massachusetts Minimum Fair Wages Act, the Massachusetts Equal Pay Act, the Massachusetts Paid Family and Medical Leave Act, and any similar Massachusetts or other state or federal statute; *please note that this section specifically includes a waiver and release of Claims that Employee has or may have regarding payments or amounts covered by the Massachusetts Wage Act or the Massachusetts Minimum Fair Wages Act, including hourly wages, salary, overtime, minimum wages, commissions, vacation pay, holiday pay, sick leave pay, dismissal pay, bonus pay or severance pay*; (ii) Claims under any Massachusetts or any other state or federal common law theory, including wrongful discharge, retaliation, breach of express or implied contract, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, violation of public policy, defamation, interference with contractual or business relations, intentional or negligent infliction of emotional distress, invasion of privacy, misrepresentation, deceit, fraud or negligence or any claim to attorneys' fees under any applicable statute or common law theory of recovery; and (iii) any other Claim arising under other state or federal statute or common law.

(b)   Company Release. The Company fully releases and discharges the Employee of and from any Claim that is known or reasonably should have been known by the Company as of the Separation Date and that concerns, relates to or arises out of any alleged action, inaction or circumstance existing through the date that the Employee signs this Agreement. Without limiting the generality of the foregoing, the Company specifically waives and releases the Employee from all waivable Claims that are known or reasonably should have been known by the Company as of the Separation Date that relate to Employee's employment relationship with the Company and any circumstances or actions related thereto.

(c)   Release Limitation. Notwithstanding the foregoing, this Section 9 does not: (i) release a Party from any obligation expressly set forth in this Agreement; (ii) waive or release any legal claims which a Party may not waive or release by law, including, but not limited to, under workers' compensation laws or unemployment benefits statutes; (iii) prohibit a Party from challenging the validity of this release under federal law, or from communicating, filing a charge with, or participating in an investigation or proceeding conducted by the Equal Employment Opportunity Commission or a state or local equivalent (including the Massachusetts Commission Against Discrimination), the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission, or any other U.S. federal, state or local governmental agency or commission (each a "Government Agency"); or (iv) prohibit a Party from providing documents or information to a Government Agency. The Employee's waiver and release, however, are intended to be a complete bar to any recovery or personal benefit by or to the Employee with respect to any claim (except those which cannot be released under law), including those raised through a charge with a Government Agency. Accordingly, nothing in this Section 9 shall be deemed to limit the Company's right to seek immediate dismissal of such charge or complaint on the basis that the Employee's signing of this Agreement constitutes a full release of any individual rights under the federal discrimination laws, or to seek restitution to the extent permitted by law of the economic benefits provided to the Employee under this Agreement in the event the Employee successfully challenges the validity of this release and prevail in any claim under the federal discrimination laws.

10. **ADEA/OWBPA Review and Revocation Period.** The Employee and the Company acknowledge that the Employee is over the age of 40 and that the Employee, therefore, has specific rights under the Age Discrimination in Employment Act ("ADEA") and the Older Workers Benefit Protection Act ("OWBPA"), which prohibit discrimination on the basis of age. It is the Company's desire and intent to make certain that the Employee fully understands the provisions and effects of this Agreement, which includes a release of claims under the ADEA and OWBPA. To that end, the Employee has been encouraged and given the opportunity to consult with legal counsel for the purpose of reviewing the terms of this Agreement. Consistent with the provisions of the ADEA and OWBPA, the Company also is providing the Employee with **twenty one (21) days** in which to consider and accept the terms of this Agreement by signing below and returning it to Elisabeth Colunio, VP Human Resource, Sensei Biotherapeutics, Inc., 451 D Street, Boston, MA 02210. The Employee agrees that any modifications, material or otherwise, made to this Agreement do not and shall not restart or affect in any manner whatsoever, the original 21-day review period. The Employee may rescind the Employee's assent to this Agreement if, within **seven (7) days** after the Employee signs this Agreement, the Employee delivers by hand or send by mail (certified, return receipt and postmarked within such 7 day period) a notice of rescission to Ms. Colunio at the above-referenced address.

11. **Taxes.** The Severance Benefit shall be reduced by all applicable federal, state, local and other deductions, taxes, and withholdings. The Company does not guarantee the tax treatment or consequences associated with any payment or benefit under this Agreement, including under Section 409A of the Internal Revenue Code of 1986 ("Code Section 409A").

12. **Knowing and Voluntary Agreement.** The Employee and the Company each acknowledge and agree that: (a) the Employee and the Company each have been afforded sufficient time to understand the terms of this Agreement; (b) the Employee's and the Company's agreements and obligations hereunder are made voluntarily, knowingly and without duress; and (c) the other party has not made representations inconsistent with this Agreement.

13. **General.** This Agreement, along with any agreement expressly incorporated by reference herein (including the Covenants Agreement, as modified herein) supersedes any and all prior or contemporaneous agreements between the Employee and the Company, and sets forth the entire agreement between the Employee and the Company. No modifications shall be deemed valid unless reduced to writing and signed by the parties hereto. The failure of the Company to seek enforcement of any provision of this Agreement shall not be construed as a waiver of such provision or the Company's right to seek enforcement of such provision in the future. The provisions of this Agreement are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full. This Agreement shall be deemed to have been made in Massachusetts, shall take effect as an instrument under seal within Massachusetts, and shall be governed by and construed in accordance with the laws of Massachusetts, without giving effect to conflict of law principles. The Parties agree that any action, claim or counterclaim relating to the terms of this Agreement shall be commenced in Massachusetts in a court of competent jurisdiction, and that venue for such actions shall lie exclusively in Massachusetts. Both Parties hereby waive and renounce in advance any right to a trial by jury in connection with such legal action. This Agreement may be signed on one or more copies, each of which when signed shall be deemed to be an original, and all of which together shall constitute one and the same Agreement.

[Signature Page Follows]



If the foregoing correctly sets forth the Parties' understanding, the Employee shall sign, date and return the enclosed copy of this Agreement to Elisabeth Colunio, VP, Human Resources, within **twenty one (21)** days and, if the Employee does not rescind the Employee's acceptance of this Agreement, then this Agreement shall become effective on the **eighth (8th)** day following the date of Employee's signature below.

Marie-Louise Fjaellskog, MD, PhD	Sensei Biotherapeutics, Inc.
[signature]	DocuSigned by:
Signed Name	By: John Celebi
Marie-Louise Fjaellskog	5C0A54A1D927455...
Printed Name	John Celebi President and Chief Executive Officer
Dated: 12/9/2021	Dated: 12/9/2021 | 1:54:21 PM PST

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